Exhibit 5.1

[Letterhead of Coudert Brothers LLP]

May 10, 2002

ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626

Re:	ICN Pharmaceuticals, Inc. Registration Statement on Form S-3

Dear Sirs:

We have acted as special counsel to ICN Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the registration statement of the Company on Form S-3 (the “Registration Statement”), filed on May 10, 2002 with the Securities and Exchange Commission (the “Commission”), relating to the resale of 675,000 shares of its common stock $0.01 par value per share (the “Common Stock”), of which 474,946 shares (the “Released Shares”) have been issued in the name of an escrow agent for the benefit of the shareholders of CoolTouch Corporation, a California corporation (“CoolTouch”), in connection with the acquisition by the Company of substantially all the assets of CoolTouch on February 20, 2002 (the “Acquisition”) pursuant to an acquisition agreement between the Company and CoolTouch dated January 18, 2002 (the “Acquisition Agreement”) and 200,054 shares are to be reserved for potential future issuance to such shareholders (the “Reserved Shares”) in connection with a post-closing adjustment based upon a net equity calculation reflected in CoolTouch’s audited closing date balance sheet and/or a revenue calculation for CoolTouch reflected in CoolTouch’s income statement for the year ended December 31, 2001 (verified as to revenue by the accountants pursuant to an agreed-upon procedure as to revenue), and, in certain circumstances, based upon the market value of a share of ICN common stock.

In so acting, we have examined originals, or copies identified to our satisfaction, of such documents, corporate records, certificates of public officials and officers of the Company and of such other instruments as we have deemed relevant or necessary for the purpose of this opinion.

In rendering this opinion, we have assumed the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies, and we have assumed the genuineness of the signatures of the respective parties to such documents.

Based upon the foregoing, and having regard for legal considerations that we deem relevant, we are of the opinion that the Released Shares are duly authorized, validly issued, fully paid and nonassessable, and, when issued in accordance with the terms of the Acquisition Agreement, the Reserved Shares will be duly authorized, validly issued, fully paid and nonassessable.

We are members of the bar of the State of New York and we express no opinion as to any laws other than the Federal laws of the United States of America and the laws of the States of Delaware and New York.

We hereby consent to the filing of this opinion with the Commission in connection with the filing of the Registration Statement referred to above. We also consent to the use of our name in the related prospectus and any prospectus supplement under the heading “Legal Matters.”

Ve	ry truly yours,

/S/	COUDERT BROTHERS LLP
Co	udert Brothers LLP

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